Exhibit 21.1
Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Globe Intermediate Corp.	Delaware
GOBP Holdings, Inc.	Delaware
GOBP MidCo, Inc.	Delaware
Grocery Outlet Inc.	California